[LETTERHEAD]

NEWPORT DIGITAL TECHNOLOGIES

620 Newport Center Drive, Suite #570

Newport Beach, CA 92660

Tel:949-219-0530

Fax:949-219-0828

www.newportdigitaltech.com

July 22, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Yolanda Guobadia

Re: Newport Digital Technologies, Inc.

Ms. Guobadia, we are requesting an additional three weeks to file our response to your letter dated July 12, 2010.  We will file this response on or before August 12, 2010.

Best Regards,

/s/ Michael Lutton